UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response..... 12.00	

RECEIVED

MAR 0 2 2015

201



SEC FILE NUMBER
8- 45179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.H. Lillian Securities Corp.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

767 Third Ave - Suite 23C
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick Garber & Sandler LLP
(Name – *if individual, state last, first, middle name*)

825 Third Ave   New York   NY   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

15048049

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Jonathan H. Lillian_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___J.H. Lillian Securities Corp_____ , as
of ___December 31_____ , 20 _14___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____No exceptions_____

_____

_____

_____

_____   _____
                                                                        Signature

                                                                        President
                                                                 _____
                                                                        Title

_____
            Notary Public

ALAN R. SANDLER
Notary Public, State of New York
No. 4753339
Qualified in New York County
Commission Expires September 30, 20 17

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x   (o) Independent Auditors' report on internal control structure
x   (p) Statement of cash flows

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2014

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2014

INDEX



Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
J.H. Lillian Securities Corp.

We have audited the accompanying statement of financial condition of J.H. Lillian Securities Corp. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 ("SEC Rule 17a-5") and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule 1 required by SEC Rule 17a-5 has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures included determining whether such information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conforming with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

-2-

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035   cgscpa.com

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	11,874
Due from FINRA		2,571
Prepaid tax expense		5
TOTAL	$	14,450

LIABILITIES

Accrued income taxes	$	25
Due to related company		4,538
TOTAL		4,563

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value	7,000
Additional paid-in capital	36,723
(Deficit)	(33,836)
Total stockholder's equity	9,887
TOTAL	$ 14,450

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
FINRA refund		$ 2,571
Interest income		1
Total revenues		2,572
Expenses:		
Dues and fees	$ 1,350	
Bank charges and miscellaneous	692	
Accounting	600	
Administrative support	4,710	7,352
Loss before income taxes		(4,780)
Income taxes		50
NET LOSS		$ (4,830)

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance - January 1, 2014	10	$ 7,000	$ 32,723	$ (29,006)	$ 10,717
Capital contribution by stockholder			4,000		$ 4,000
Net loss				(4,830)	(4,830)
Balance - December 31, 2014	10	$ 7,000	$ 36,723	$ (33,836)	$ 9,887

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:

Net loss	$	(4,830)
Adjustments to reconcile results of operations to net cash effect of operating activities:		
Net increase in due from FINRA		(2,571)
Net decrease in prepaid taxes		1,212
Net decrease in accrued expenses		(169)
Due from related company		879
Net cash used for operating activities		(5,479)

Cash flows from financing activities

Capital contribution by stockholder	4,000
Net cash provided by financing activities	4,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,479)
Cash and cash equivalents - January 1, 2014	13,353
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2014	$ 11,874

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2014

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

J.H. Lillian Securities Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis.

The Company operates on the premises of a related entity under common ownership and receives certain additional administrative support from the related entity for a quarterly fee of $1,410. At December 31, 2014, $4,538 was due to the related company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, less deductions for non-allowable assets and haircuts on securities positions, of $9,792 which was $4,792 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .47 to 1 at December 31, 2014.

NOTE C - Cash and Cash Equivalents

Cash and cash equivalents on the statement of financial condition are comprised of a commercial bank account and a money market fund checking account.

(Continued)

NOTE D - **Due from FINRA**

As of December 31, 2014, $2,571 was being held by FINRA in their Daily Account Balance, representing payments made by the Company, or dues rebates from FINRA, which may be refunded to the Company or used to pay future registration fees to FINRA.

NOTE E - **Income Taxes**

For federal and state income tax purposes, the Company has elected to be treated in the same manner as a partnership under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's profits and losses are reported on the personal income tax return of the stockholder and any income taxes thereon are payable by him. State minimum tax and New York City income tax are payable by the Company. The provision for income taxes is comprised of state and local minimum taxes of $50.

At December 31, 2014, the Company has New York City net operating loss carryforwards of $30,462 to offset future taxable income which may be earned through December 2028. The Company has recorded a valuation allowance equal to the $2,696 deferred tax asset resulting from the net operating loss. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2011.

J.H. LILLIAN SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2014

Net Capital:

Capital stock	$ 7,000
Additional paid-in capital	36,723
(Deficit)	(33,836)
Total stockholder's equity before nonallowable assets and haircuts on securities position	9,887
Less: Haircuts on money market fund	(90)
Less: Prepaid tax expense	(5)
Net capital	9,792
Minimum net capital required	5,000
Excess net capital	**$ 4,792**

Capital Ratio:

Aggregate indebtedness to net capital	.47 to 1

Reconciliation with Company's computation (included
in Part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 7,221
Adjustment to allowable assets	2,571
Net capital as per above	$ 9,792



Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
J.H. Lillian Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.H. Lillian Securities Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035   cgscpa.com

EXEMPTION REPORT

J.H. Lillian Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed and exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

J.H. Lillian Securities Corp.

I, Jonathan Lillian, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.